BUM BUTT CORPORATION

Unaudited Financial Statements For The Period Ended May 24, 2018

May 25, 2018



Independent Accountant's Review Report

To Management
Bum Butt Corporation
South Jordan, UT

We have reviewed the accompanying balance sheet of Bum Butt Corporation as of May 24, 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 25, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BUM BUTT CORPORATION
BALANCE SHEET
MAY 24, 2018

ASSETS

CURRENT ASSETS		
Cash	$	200
TOTAL CURRENT ASSETS		200
TOTAL ASSETS		200

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY		
Common Stock (1000 shares authorized and outstanding, $.01 par value)		10
Additional Paid in Capital		5,860
Retained Earnings (Deficit)		(5,670)
TOTAL SHAREHOLDERS' EQUITY		200
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	200

Unaudited- See accompanying notes.

BUM BUTT CORPORATION
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH MAY 24, 2018

Operating Expense	
General & Adminstrative	5,500
	5,500
Net Income from Operations	(5,500)
Other Income (Expense)	
Organizational Cost	(170)
Net Income	$ (5,670)

Unaudited- See accompanying notes.

BUM BUTT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH MAY 24, 2018

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(5,670)
Cash Flows From Financing Activities		
Change in Common Stock		10
Change in Additional Paid in Capital		5,860
Net Cash Flows From Investing Activities		5,870
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		200
Cash at End of Period	$	200

Unaudited- See accompanying notes.

BUM BUTT CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF INCEPTION THROUGH MAY 24, 2018

_____

Starting Equity	$ -
Issuance of Stock	5,870
Net Income	(5,670)
Ending Equity	200

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Bum Butt Corporation ("the Company") is a corporation organized under the laws of the State of Utah. The Company intends to develop and sell a proprietary design of wipes for personal sanitary use.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Utah.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 25, 2018, the date that the financial statements were available to be issued.